February 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attn: Abby Adams

Re:	ReShape Lifesciences Inc. Registration Statement on Form S-1 Filed January 12, 2023 File No. 333-269207

Ladies and Gentlemen:

ReShape Lifesciences Inc. hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the two letters that were filed under the submission type Form RW on February 2, 2023 with respect to the above-referenced registration statement, with such withdrawal to be effective immediately. While the substance of those filings, which were to withdraw the Company’s request to accelerate the effectiveness of the above-referenced registration statement, was correct, the filings were incorrectly labeled as a Form RW and should have been submitted as correspondence to the Commission. To be clear, the Company is not requesting to withdraw the above registration statement, merely the two Form RWs that were incorrectly tagged.

If you have any questions regarding this letter, please contact Brett Hanson, Fox Rothschild LLP, at (612) 607-7330.

Very truly yours,

/s/ Paul F. Hickey

Paul F. Hickey

President and Chief Executive Officer